UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tyson Foods, Inc.

_____________________________________________________________

(Name of Issuer)

CLASS A COMMON STOCK

_____________________________________________________________

(Title of Class of Securities)

902494103

______________________________________________

(CUSIP Number)

D. J. Smith, Vice President, Secretary and General Counsel, Archer-Daniels-Midland Company,

4666 Faries Parkway, P. O. Box 1470, Decatur, IL 62525, Telephone: (217)424-5200

______________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 28, 2001

___________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box__.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of Securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 NAME OF REPORTING PERSON

S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Archer-Daniels-Midland Company

I.R.S. Identification No. 41-0129150

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a)__

(b)__

3 SEC USE ONLY

4 SOURCE OF FUNDS *

WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) __x__

See Appendix I

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 15,142,940
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 15,142,940
10 SHARED DISPOSITIVE POWER -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,142,940

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES

CERTAIN SHARES * __

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.00% based on 252,553,735 shares outstanding

14 TYPE OF REPORTING PERSON *

CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

ARCHER-DANIELS-MIDLAND COMPANY

Statement Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

Item 1. Security and Issuer.

This Statement relates to the Class A Common Stock, $0.10 par value, of Tyson Foods, Inc., a Delaware corporation (the "Issuer"), 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999.

Item 2. Identity and Background.

The person filing this Statement is Archer-Daniels-Midland Company, a Delaware corporation ("ADM"), 4666 Faries Parkway, P.O. Box 1470, Decatur, Illinois 62525. ADM is one of the world's largest processors of soybeans, corn, wheat and cocoa. ADM is also a leader in soy meal and oil, ethanol, high fructose corn syrup, and flour. In addition, ADM is building a position in such value-added products as food additives and nutraceuticals (such as Vitamin E and sterols).

Set forth in Appendix I with respect to each director and executive officer of ADM are his or her name, business address and present principal employment or occupation and the name and principal business and address of any corporation or other organization in which such employment or occupation is carried on. No other person other than persons listed in Appendix I might be deemed to control ADM.

Set forth in Appendix II is information with respect to Item 2(d).

Each of the directors and executive officers of ADM, except Herman de Boon, F. Ross Johnson, D.J. Mimran, M. Brian Mulroney and J. D. McNamara, is a United States citizen. Messrs. Johnson, Mulroney and McNamara are Canadian citizens, Mr. de Boon is a citizen of The Netherlands, and Mr. Mimran is a citizen of France and the Ivory Coast.

Item 3. Source and Amount of Funds or Other Consideration.

ADM acquired the shares of the Class A Common Stock of the Issuer held by it pursuant to the merger of IBP, Inc. ("IBP") with and into Lasso Acquisition Corporation, a wholly-owned subsidiary of the Issuer, in which 6,359,908 shares of Common Stock of IBP held by ADM were converted into the right to receive an aggregate of 15,142,940 shares of Class A Common Stock of the Issuer. ADM acquired its shares of Common Stock of IBP on the open market (NYSE) at various times since March 25, 1996, with all such purchases being made from ADM's working capital.

Item 4. Purpose of Transaction.

Effective September 28, 2001, pursuant to a merger of IBP, Inc. ("IBP") with and into Lasso Acquisition Corporation, a wholly-owned subsidiary of the Issuer, 6,359,908 shares of Common Stock of IBP held by ADM were converted into the right to receive an aggregate of 15,142,940 shares of Class A Common Stock of the Issuer.

ADM holds its shares of the Class A Common Stock of the Issuer for investment purposes. ADM may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares held by it.

Except as set forth above, ADM has no plans nor proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer.

The Issuer is believed to have 252,553,735 shares of Class A Common Stock outstanding. ADM beneficially owns 15,142,940 shares of the Class A Common Stock or approximately 6.00% of the outstanding Class A Common Stock and has sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of such shares. ADM does not own or have the right to acquire, directly or indirectly, any additional shares of Class A Common Stock of the Issuer. See Appendix I for information regarding the beneficial ownership of Class A Common Stock of the Issuer by directors and executive officers of ADM.

Except for the transactions described in Item 4 above, during the past sixty days there have been no transactions in shares of Class A Common Stock of the Issuer by ADM. See Appendix I for information regarding transactions by ADM directors and executive officers in the Class A Common Stock of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 9, 2001

ARCHER-DANIELS-MIDLAND COMPANY

/s/ D. J. Smith

By: D. J. Smith

Its Vice President, Secretary and General Counsel

APPENDIX I

Set forth below with respect to each director and executive officer of Archer-Daniels-Midland Company ("ADM") are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is 4666 Faries Parkway, P.O. Box 1470, Decatur, Illinois 62525); (b) his or her present principal employment or occupation and the name and (if not ADM) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); (c) the number of shares of the Class A Common Stock of the Issuer beneficially owned by him or her; and (d) information regarding transactions by such individual in Class A Common Stock of the Issuer in the past 60 days.

DIRECTORS

Dwayne O. Andreas: (a) see above; (b) Chairman Emeritus of the Board of Directors of ADM; (c) none; (d) none.

G. Allen Andreas: (a) see above; (b) Chairman and Chief Executive of ADM; (c) none; (d) none.

J. R. Block: (a) 201 Park Washington Court, Falls Church, VA 22046; (b) President of Food Distributors International; (c) none; (d) none.

Richard R. Burt: (a) 1101 Connecticut Ave. N.W., Suite 804 Washington, D.C. 20036; (b) Chairman IEP Advisors, LLP; (c) none; (d) none.

Mollie Hale Carter: (a) 2090 S. Ohio, Salina, KS 67401; (b) Chairwoman, Sunflower Bank and Vice President, Star A, Inc.; (c) none; (d) none.

Herman De Boon: (a) Blaak 31, Rotterdam, The Netherlands; (b) Chief Executive Officer of Royal Cebeco Group; (c) none; (d) none.

F. Ross Johnson: (a) 200 Galleria Parkway, Suite 970, Atlanta, GA 30339; (b) Chairman of RJM Group, Inc. (Retired); (c) none; (d) none.

D. J. Mimran: (a) 48 Kensington Ct., London, England W85DB; (b) Chief Executive Officer of Groupe Mimran; (c) none; (d) none.

M. Brian Mulroney: (a) 1981 Avenue McGill College, Suite 1100, Montreal, Quebec, Canada H3A 3C1; (b) Senior Parner, Ogilvy Renault; (c) none; (d) none.

R. S. Strauss: (a) 1333 New Hampshire Ave., N.W., Washington, D.C. 20036; (b) Partner, Akin, Gump, Strauss, Hauer & Feld; (c) none; (d) none.

J. K. Vanier: (a) Box 58, Salina, KS 67401; (b) Chief Executive Officer, Western Star Ag. Resources, Inc.; (c) 930 shares, as to which Mr. Vanier has sole voting and dispositive power; (d) such 930 shares includes 180 shares of Class A Common Stock of the Issuer received by Mr. Vanier pursuant to the merger of IBP with and into an affiliate of the Issuer effective September 28, 2001.

O. Glenn Webb: (a) P.O. Box 2500, Bloomington, IL 61702; (b) Retired Chairman of the Board and President, GROWMARK, Inc.; (c) none; (d) none.

Andrew Young: (a) 303 Peachtree St., N.E., Suite 4800, Atlanta, GA 30308; (b) Chairman, GoodWorks International; (c) none; (d) none.

OTHER EXECUTIVE OFFICERS

J. D. McNamara: (a) see above; (b) President; (c) none; (d) none.

M. L. Andreas: (a) see above; (b) Senior Vice President; (c) none; (d) none.

L. H. Cunningham: (a) see above; (b) Senior Vice President; (c) none; (d) none.

P. B. Mulhollem: (a) see above; (b) Senior Vice President; (c) none; (d) none.

R. P. Reising: (a) see above; (b) Senior Vice President; (c) none; (d) none.

J. D. Rice: (a) see above; (b) Senior Vice President; (c) none; (d) none.

L. W. Batchelder: (a) see above; (b) Group Vice President; (c) none; (d) none.

W. H. Camp: (a) see above; (b) Group Vice President; (c) none; (d) none.

B. F. Peterson: (a) Church Manorway, Erith, Kent DA8 1DL, England; (b) Group Vice President;

(c) none; (d) none.

R. V. Preiksaitis: (a) see above; (b) Group Vice President; (c) none; (d) none.

D. J. Schmalz: (a) see above; (b) Vice President & Chief Financial Officer; (c) none; (d) none.

D. J. Smith: (a) see above: (b) Vice President and Secretary; (c) none; (d) none.

S. A. Roney: (a) see above; (b) Vice President, Corporate Compliance and Regulatory Affairs; (c) none; (d) none.

S. R. Mills: (a) see above; (b) Vice President, Controller; (c) none; (d) none.

M. K. Ausura: (a) see above; (b) Vice President; (c) none; (d) none.

M. J. Cheviron: (a) see above; (b) Vice President; (c) none; (d) none.

A. P. Delio: (a) see above; (b) Vice President; (c) none; (d) none.

C. A. Fischer: (a) see above; (b) Vice President; (c) none; (d) none.

D. C. Garceau: (a) see above; (b) Vice President; (c) none; (d) none.

E. A. Harjehausen: (a) see above; (b) Vice President; (c) none; (d) none.

C. E. Huss: (a) see above; (b) Vice President; (c) 300 shares as to which Mr. Huss shares voting and dispositive power with Jack Huss, 2227 Knollwood Dr., Decatur, IL 62525, U.S. citizen; (d) none.

P. L. Krug, Jr.: (a) 141 West Jackson Blvd., Suite 1610A, Chicago, IL; (b) Vice President; (c) none;

(d) none.

M. Lusk: (a) see above; (b) Vice President; (c) none; (d) none.

J. G. Reed: (a) Church Manorway, Erith, Kent DA8 1DL, England; (b) Vice President; (c) none;

(d) none.

K. A. Robinson: (a) see above; (b) Vice President; (c) none; (d) none.

S. Yu: (a) see above; (b) Vice President; (c) none; (d) none.

APPENDIX II

On October 15, 1996, the Company pled guilty to a two count information in the Northern District of Illinois pursuant to an agreement with the Department of Justice. This information states that the Company engaged in anticompetitive conduct in connection with the sale of lysine and citric acid. In connection with its agreement this Company paid the United States a fine of $70 million with respect to lysine and $30 million with respect to citric acid.

On May 27, 1998, the Company pled guilty to a three count indictment in the Federal Court of Canada pursuant to an agreement with Director of Investigation and Research and the Attorney General of Canada. The indictment alleged that the Company engaged in anticompetitive conduct in connection with lysine and citric acid. The Company paid a fine of $16 million (Canadian Dollars).